                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              Aerovox Incorporated
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)


                                   00808M105
                               -----------------
                                 (CUSIP Number)


                              Robert W. Blanchard
                         Blanchard, Krasner, & French
                       800 Silverado St., Second Floor
                          La Jolla, California 92037
                                  (858) 551-2440
                  ---------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 November 2, 2000
                           ---------------------------

             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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--------------------
CUSIP NO. 0080M105
--------------------
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 1.      NAME OF REPORTING PERSON
         SOCIAL SECURITY NUMBER OF ABOVE PERSON
         Enrique Sanchez; S.S.N.: None.
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 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [ ]
         (b)  [ ]
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 3.      SEC USE ONLY

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 4.      SOURCE OF FUNDS

         PF
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 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)
         [  ]
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 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico
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                           7.       SOLE VOTING POWER
  NUMBER OF                         423,957
   SHARES                  -----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          0
    EACH                   -----------------------------------------------------
  REPORTING                9.       SOLE DISPOSITIVE POWER
   PERSON                           423,957
    WITH                   -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    0
                           -----------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         423,957
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12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

         / /
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.9%
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14.      TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------


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--------------------
CUSIP NO. 0080M105
--------------------
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         SOCIAL SECURITY NUMBER OF ABOVE PERSON
         ARVX Corp.; S.S.N.: None.
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [ ]
         (b)  [ ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
         [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         British Virgin Islands
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                           7.       SOLE VOTING POWER
  NUMBER OF                         415,000
   SHARES                  -----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          0
    EACH                   -----------------------------------------------------
  REPORTING                9.       SOLE DISPOSITIVE POWER
   PERSON                           415,000
    WITH                   -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    0
                           -----------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         415,000
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

         / /
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.8%
--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON

         CO
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


                                      SCHEDULE 13D
                            RELATING TO THE COMMON SHARE OF
                                  Aerovox Incorporated


Item 1.   SECURITY AND ISSUER.

     This Statement on Schedule 13D (this "Statement") relates to the common shares, par value $1.00 per share (each, an "Aerovox Common Share"), of Aerovox Incorporated, a Delaware corporation ("Aerovox"). The principal executive offices of Aerovox are located at 740 Belleville Avenue, New Bedford, MA 02745.

Item 2.   IDENTITY AND BACKGROUND.

     This Statement is being filed by Enrique Sanchez, an individual ("Sanchez"), and ARVX Corp., a corporation ("ARVX") (collectively, the "Filers"). ARVX was organized in the British Virgin Islands, whose principal business is as an investment holding company. Its principal business address is Bosque de Jacarandas #87, Col. Bosques de las Lomas, Mexico D.F. 11700, Mexico and its mailing address for purposes of this filing is c/o J. John Oh, Esq., 800 Silverado St., Second Floor, La Jolla, California 92037.

     (a)-(c); (f) The name of the natural person filing this Statement is Enrique Sanchez, whose residence address is Bosque de Jacarandas #87, Col. Bosques de las Lomas, Mexico D.F. 11700, Mexico. Sanchez is a director and the senior vice president of Aerovox, whose principal business address is 740 Belleville Avenue, New Bedford, MA 02745. Aerovox's principal business is the manufacture of capacitors to regulate the frequency, timing and condition of electrical signals. Sanchez is a Mexican citizen.

     (d)-(e) During the last five years, neither Sanchez nor ARVX, nor, to the knowledge of the Filers, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Filers acquired the Aerovox Common Shares reported herein in open market transactions. Sanchez acquired his shares under an employee stock purchase plan offered by Aerovox, while ARVX acquired its shares through broker transactions. The source of funds used for the Filers' acquisition of the Aerovox Common Shares consisted of personal funds. Sanchez purchased his 8,957 shares at an average per share price of $3.347 per share. ARVX purchased its 415,000 shares at an average per share price of $2.757 per share.

Item 4.   PURPOSE OF THE TRANSACTION.

     The purpose of the acquisition of the Aerovox Common Shares by the Filers were for investment purposes.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) The following information is based on a total of 6,141,924 shares of common stock outstanding as of November 14, 2000.

     Sanchez beneficially owns 423,957 shares of common stock, of which 415,000 shares are owned by ARVX, a British Virgin Islands corporation in which Sanchez is the sole director and shareholder.

     (b) Sanchez has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of the common stock reported as beneficially owned by the Filers.

     (c) In the last 60 days, Sanchez directly effected a purchase of 1,623 Aerovox Common Shares on October 16, 2000 at $3.3767 per share through his employee stock purchase plan. In the last 60 days, ARVX effected purchases of Aerovox Common Shares in the amounts of 8,000 at $2.75 per share on October 23, 2000, 2,500 at $2.75 per share on October 24, 2000, 2,000 at $2.875 per share on
October 30, 2000, 50,000 at $2.875 per share on November 2, 2000, 75,000 at
$2.9375 per share on November 8, 2000, and 12,000 at $2.875 per share on November 13, 2000.

     (d) Sanchez, as the sole director and shareholder of ARVX, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Aerovox Common Shares held by him directly and those held by ARVX.

     (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Sanchez is the sole director and shareholder of ARVX and has the power to direct all of the Aerovox Common Shares held by ARVX.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     None.


                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  December 6, 2000


/s/ Enrique Sanchez
-----------------------
    Enrique Sanchez

ARVX Corp.


By: /s/ Enrique Sanchez
    -----------------------
    Name: Enrique Sanchez
    Title: Sole Director